Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$52,038	$48,314	$50,160	$42,176	$37,475
2 An estimate of the interest factor in rental expense	3,836	3,643	4,949	5,199	3,889

Total Fixed Charges	$55,874	$51,957	$55,109	$47,375	$41,364

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$5,042	$118,099	$69,466	$(11,391)	$(318,469)
2 Fixed charges	55,874	51,957	55,109	47,375	41,364
3 Amortization of capitalized interest (less interest capitalized)	519	166	38	56	(572)

Total Earnings	$61,435	$170,222	$124,613	$36,040	$(277,677)

Ratio of Earnings to Fixed Charges (1)	1.1	3.3	2.3	0.8	—

(1)	Earnings were inadequate to cover fixed charges by $11 million and $319 million in 2009 and 2008, respectively.